

May 19, 2021

Jason Chang
Chief Executive Officer
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

      Re: Sunstock, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed January 22, 2021
          File No. 000-54830

Dear Mr. Chang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services

cc: Michael Littman